Exhibit 99.1

MIX TELEMATICS LIMITED (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX Telematics”)

DEALINGS IN SECURITIES BY DIRECTORS OF MAJOR SUBSIDIARIES OF MIX TELEMATICS

Shareholders are advised of the following information relating to the dealing in securities by a director of a major subsidiary of MiX Telematics pursuant to the exercise of share options under the MiX Telematics Group Executive Incentive Scheme (“the Scheme”).

Catherine Lewis is exercising 1 500 000 share options granted to her under the Scheme.  Lewis’ intention is to sell all 1 500 000 of these shares.  At the end of this process, Lewis’s existing stake of 1 524 500 shares in MiX Telematics will remain unchanged.

Name of director:	Catherine Lewis
Name of subsidiary company:	MiX Telematics International Proprietary Limited
Transaction date:	2 March 2018
Class of securities:	Ordinary shares
Number of securities	1 500 000
Price per security:	R2,46
Total value:	R3 690 000,00
Nature of transaction:	Off-market exercise of share options under the Scheme
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

Shareholders are referred to the announcement released on 5 March 2018 and are advised that Rory McWilliams, a director of a major subsidiary of MiX Telematics has sold all 600 000 share options, as detailed below.

Name of director:	Rory McWilliams
Name of subsidiary company:	Mix Telematics International Proprietary Limited
Transaction date:	5 March 2018
Class of securities:	Ordinary shares
Number of securities:	200 000
Price per security:	R6.29
Total value:	R1 258 000.00
Nature of transaction:	On-market sale
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Rory McWilliams
Name of subsidiary company:	Mix Telematics International Proprietary Limited
Transaction date:	6 March 2018
Class of securities:	Ordinary shares
Number of securities:	400 000
Highest traded price per security:*	R6.36
Weighted average price per security:	R6.30
Lowest traded price per security:*	R5.72
Total value:	R2 520 000.00
Nature of transaction:	On-market sale
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes
*Highest and lowest traded prices per security on the market on the day

8 March 2018

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